UNITED STATED
                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                 SCHEDULE 13D/A
                                 (RULE 13D-101)

             INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
            TO RULE 13D-1(A) AND AMENDMENTS THERETO FILED PURSUANT TO
                                  RULE 13D-2(A)

                               (AMENDMENT NO. 15)

                          FOG CUTTER CAPITAL GROUP INC.
                                (Name of Issuer)

                    Common Stock, par value $0.0001 per share
                         (Title of Class of Securities)

                                    971892104
                                 (CUSIP Number)

                              Andrew A. Wiederhorn
                        c/o Fog Cutter Capital Group Inc.
                              1410 SW Jefferson St.
                             Portland, Oregon 97201
                                 (503) 721-6500
                  (Name, Address and Telephone Number of Person
                Authorized to Receive Notices and Communications)

                                 March 30, 2006
             (Date of Event which Requires Filing of this Statement)

         If the filing person has previously filed a statement on Schedule 13G to report the acquisition that is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box. [_].

                  NOTE: Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7 for other parties to whom copies are to be sent.

                         (Continued on following pages)


                              (Page 1 of 11 Pages)

-------------------                                    -------------------------
CUSIP NO. 971892104                  13D/A                PAGE 2 OF 11 PAGES
-------------------                                    -------------------------

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           Andrew A. Wiederhorn
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [_]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS*

           PF
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)
                                                                             [_]
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
------------------ ------ ------------------------------------------------------
                   7      SOLE VOTING POWER
 NUMBER OF
  SHARES                  0      (See Responses to Items 4 and 5)
BENEFICIALLY       ------ ------------------------------------------------------
 OWNED BY          8      SHARED VOTING POWER
   EACH
REPORTING                 1,997,016      (See Responses to Items 4 and 5)
  PERSON           ------ ------------------------------------------------------
   WITH            9      SOLE DISPOSITIVE POWER

                          0      (See Responses to Items 4 and 5)
                   ------ ------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          1,997,016      (See Responses to Items 4 and 5)
------------------ ------ ------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,997,016
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*

                                                                             [_]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           24.8%      (See Responses to Items 4 and 5)
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

-------------------                                    -------------------------
CUSIP NO. 971892104                  13D/A                PAGE 3 OF 11 PAGES
-------------------                                    -------------------------

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           Tiffany Wiederhorn
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [_]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS*

           PF
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)
                                                                             [_]
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           United States
------------------ ------ ------------------------------------------------------
                   7      SOLE VOTING POWER
 NUMBER OF
  SHARES                  0      (See Responses to Items 4 and 5)
BENEFICIALLY       ------ ------------------------------------------------------
 OWNED BY          8      SHARED VOTING POWER
   EACH
REPORTING                 1,997,016      (See Responses to Items 4 and 5)
  PERSON           ------ ------------------------------------------------------
   WITH            9      SOLE DISPOSITIVE POWER

                          0      (See Responses to Items 4 and 5)
                   ------ ------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          1,997,016      (See Responses to Items 4 and 5)
------------------ ------ ------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           1,997,016
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*

                                                                             [_]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           24.8%      (See Responses to Items 4 and 5)
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           IN
---------- ---------------------------------------------------------------------

-------------------                                    -------------------------
CUSIP NO. 971892104                  13D/A                PAGE 4 OF 11 PAGES
-------------------                                    -------------------------

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           TTMM, L.P.
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [_]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS*

           N/A
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)
                                                                             [_]
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
------------------ ------ ------------------------------------------------------
                   7      SOLE VOTING POWER
 NUMBER OF
  SHARES                  0
BENEFICIALLY       ------ ------------------------------------------------------
 OWNED BY          8      SHARED VOTING POWER
   EACH
REPORTING                 929,592
  PERSON           ------ ------------------------------------------------------
   WITH            9      SOLE DISPOSITIVE POWER

                          929,592
                   ------ ------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          0
------------------ ------ ------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           929,592
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*

                                                                             [_]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           11.7%      (See Responses to Items 4 and 5)
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           PN
---------- ---------------------------------------------------------------------

-------------------                                    -------------------------
CUSIP NO. 971892104                  13D/A                PAGE 5 OF 11 PAGES
-------------------                                    -------------------------

1          NAME OF REPORTING PERSONS
           I.R.S. IDENTIFICATION NOS. OF ABOVE PERSON

           WM Starlight Investments, LLC
---------- ---------------------------------------------------------------------
2          CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP

                                                                         (a) [_]
                                                                         (b) [X]
---------- ---------------------------------------------------------------------
3          SEC USE ONLY
---------- ---------------------------------------------------------------------
4          SOURCE OF FUNDS*

           N/A
---------- ---------------------------------------------------------------------
5          CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT
           TO ITEMS 2(d) or 2(e)
                                                                             [_]
---------- ---------------------------------------------------------------------
6          CITIZENSHIP OR PLACE OF ORGANIZATION

           Delaware
------------------ ------ ------------------------------------------------------
                   7      SOLE VOTING POWER
 NUMBER OF
  SHARES                  0
BENEFICIALLY       ------ ------------------------------------------------------
 OWNED BY          8      SHARED VOTING POWER
   EACH
REPORTING                 13,826
  PERSON           ------ ------------------------------------------------------
   WITH            9      SOLE DISPOSITIVE POWER

                          13,826
                   ------ ------------------------------------------------------
                   10     SHARED DISPOSITIVE POWER

                          0
------------------ ------ ------------------------------------------------------
11         AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON

           13,826
---------- ---------------------------------------------------------------------
12         CHECK BOX IF THE AGGREGATE AMOUNT IN ROW(11) EXCLUDES CERTAIN SHARES*

                                                                             [_]
---------- ---------------------------------------------------------------------
13         PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11)

           0.2%      (See Responses to Items 4 and 5)
---------- ---------------------------------------------------------------------
14         TYPE OF REPORTING PERSON

           OO
---------- ---------------------------------------------------------------------

         This Amendment No. 15 (this  "Amendment")  amends and  supplements  the
Schedule 13D originally filed on April 1, 1999, (the "Schedule 13D"), as amended by Amendment No. 1 to the Schedule 13D filed on May 17, 1999 ("Amendment No. 1"), Amendment No. 2 to the Schedule 13D filed on December 20, 1999 ("Amendment No. 2"), Amendment No. 3 to the Schedule 13D filed on October 17, 2001 ("Amendment No. 3"), Amendment No. 4 to the Schedule 13D filed on October 28, 2001 ("Amendment No. 4"), Amendment No. 5 to the Schedule 13D filed on January 30, 2002 ("Amendment No. 5"), Amendment No. 6 to the Schedule 13D filed on February 11, 2002 ("Amendment No. 6"), Amendment No. 7 to the Schedule 13D filed on March 5, 2002, Amendment No. 8 to the Schedule 13D filed on August 20, 2002 ("Amendment No. 8"), Amendment No. 9 to the Schedule 13D filed on October 16, 2002 ("Amendment No. 9"), Amendment No. 10 to the Schedule 13D filed on February 13, 2003 ("Amendment No. 10"), Amendment No. 11 to the Schedule 13D filed on March 18, 2004 ("Amendment No. 11"), Amendment No. 12 to the Schedule 13D filed on May 19, 2004 ("Amendment No. 12"), Amendment No. 13 to the Schedule 13D filed on October 29, 2004 ("Amendment No. 13"), and Amendment No. 14 to the Schedule 13D filed on March 8, 2006 by the undersigned relating to the shares of common stock, $0.0001 par value per share, (the "Common Stock") of Fog Cutter Capital Group Inc., a Maryland corporation (the "Issuer"). Unless indicated otherwise, all defined terms used herein shall have the respective meanings ascribed to them in the Schedule 13D.

         The purpose of this Amendment No. 15 to Schedule 13D is to report changes in certain information reported by the Reporting Persons on its previous
Schedule 13D and the amendments thereto.

ITEM 1.  SECURITY OF THE ISSUER

         The responses to Item 1 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

ITEM 2.  IDENTITY AND BACKGROUND.

         This Amendment is being filed by: Andrew Wiederhorn, Tiffany Wiederhorn, TTMM, L.P., and WM Starlight Investments, LLC (the "Reporting Persons"). Andrew Wiederhorn has been the Chairman of the Board of Directors, Chief Executive Officer, Secretary and Treasurer of the Issuer, formerly known as Wilshire Real Estate Investment Inc. and Wilshire Real Estate Investment Trust Inc., since its formation in 1997. Tiffany Wiederhorn is Mr. Wiederhorn's spouse. TTMM, L.P. is a California limited partnership which is engaged in making investments. Ivy Capital Partners, L.P., a California limited partnership, is the general partner of TTMM, L.P. The Wiederhorn Family Limited Partnership, a California limited partnership, is the general partner of Ivy Capital Partners, L.P. Tiffany Wiederhorn is the general partner of the
Wiederhorn Family Limited Partnership. WM Starlight Investments, LLC is a Delaware limited liability company which is engaged in making investments. Tiffany Wiederhorn is the managing member and majority owner of WM Starlight
Investments, LLC. TTMM, L.P. is the only other owner of WM Starlight Investments, LLC. Schedule A annexed hereto and incorporated by reference herein sets forth the addresses of the Reporting Persons.

         On June 3, 2004, pursuant to a settlement agreement with the United States government, Andrew Wiederhorn pleaded guilty to two felony violations of federal law, for which he was sentenced to an 18-month term in custody and agreed to pay $2 million in restitution and a $25,000 fine. The charges for which Mr. Wiederhorn pleaded guilty involved a violation of ERISA and filing of a false income tax return. Other than Mr. Wiederhorn, none of the Reporting Persons has, during the last five years, been convicted in any criminal proceeding (excluding traffic violations or similar misdemeanors). Other than Mr. Wiederhorn, none of the Reporting Persons has, during the last five years, been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and, as a result of such proceeding, was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to federal or state securities laws, or finding any violations with respect to such laws.

         Information with respect to each of the Reporting Persons is given solely by such Reporting Person and no Reporting Person is responsible for the accuracy or completeness of information supplied by another Reporting Person.

         The filing of this Schedule 13D (including all amendments thereto) does not constitute an admission by any of the persons making this filing that such persons are a "group" for purposes of Section 13(d)(3) of the Securities Exchange Act of 1934 (the "Act"). The Reporting Persons deny that they should be deemed to be such a "group," and such persons are making this filing only because they may be deemed to constitute a "group" for purposes of Section 13(d)(3) of the Act.

ITEM 3.  SOURCE AND AMOUNT OF FUNDS OR OTHER CONSIDERATION.

         The responses to Item 3 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

ITEM 4.  PURPOSE OF THE TRANSACTION.

         The responses to Item 4 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference. The purpose of this Amendment No. 15 to Schedule 13D is to report changes in certain information reported by the Reporting Persons on its previous Schedule 13D and the amendments thereto. Item 4 is hereby amended to report the following information:

         REVOCABLE TRUST PURCHASES

         On September 15, 2006, the Andrew and Tiffany Wiederhorn Revocable Trust purchased 1,000 shares of Common Stock in the open market at price of $1.40 per share. On September 18, 2006, the Andrew and Tiffany Wiederhorn Revocable Trust purchased 500 shares of Common Stock in the open market at price of $1.46 per share. These shares of Common Stock were acquired for investment purposes.

         DISTRIBUTION FROM FOG CUTTER LONG TERM VESTING TRUST

         On March 1, 2007, Andrew Wiederhorn acquired 368,645 of Common Stock pursuant to a distribution from the Fog Cutter Long Term Vesting Trust as a beneficiary of such trust. No consideration was paid for such acquisition.

         COLEMAN PUT OPTIONS

         As previously reported on Amendment #14, on February 27, 2006, Andrew Wiederhorn entered into a letter agreement with Clarence B. Coleman, as Trustee of the C.B. Coleman and Joan F. Coleman Revocable Trust (the "Coleman Trust"), pursuant to which Mr. Wiederhorn granted the Coleman Trust a put option to require Mr. Wiederhorn to purchase 100,000 shares of Common Stock at a price of $5.90 per share. On the same date, Andrew Wiederhorn entered into a letter agreement with Clarence & Joan Coleman Charitable Foundation (the "Coleman Foundation"), pursuant to which Mr. Wiederhorn granted the Coleman Foundation a put option to require Mr. Wiederhorn to purchase 323,189 shares of Common Stock at a price of $5.40 per share. These put options were exercisable by the Coleman Trust and the Coleman Foundation during the period from April 1, 2006 through November 30, 2006, with the closing date of the purchase to be no later than March 31, 2007. The Coleman Trust and the Coleman Foundation have exercised the put option, and the parties have been in discussions regarding the closing of the purchase. On March 30, 2007, Andrew Wiederhorn entered into an agreement with the Coleman Trust and the Coleman Foundation, pursuant to which the parties agreed that Mr. Wiederhorn's purchase of the shares in accordance with the terms of put options would occur on or before June 30, 2007.

ITEM 5.  INTEREST IN SECURITIES OF THE ISSUER.

         The ownership by the Reporting Persons of shares of Common Stock and the percentage of the outstanding shares of Common Stock represented thereby is as follows:
                                                               PERCENTAGE OF
                                      NUMBER OF SHARES          COMMON STOCK
                                     BENEFICIALLY OWNED        OUTSTANDING(1)
----------------------------------   ------------------      ------------------
Andrew Wiederhorn ................          1,997,016(2)                   24.8%
----------------------------------   ------------------      ------------------
Tiffany Wiederhorn ...............          1,997,016(3)                   24.8%
----------------------------------   ------------------      ------------------
TTMM, L.P. .......................              964,592                    11.7%
----------------------------------   ------------------      ------------------
WM Starlight Investments, LLC ....               13,826                     0.2%
----------------------------------   ------------------      ------------------

(1) Computed on the basis of 7,957,428 shares of Common Stock outstanding as disclosed in the Issuer's Quarterly Report on Form 10-K filed on April 2, 2007.

(2) Consists of: (a) 368,645 shares held by Mr. Wiederhorn; (b) 1,500 shares held by the Andrew and Tiffany Wiederhorn Revocable Trust; (c) 474,536 shares held by Tiffany Weiderhorn (Mr. Wiederhorn's spouse); (d) 929,592 shares held by TTMM, L.P.; (e) 13,826 shares of Common Stock owned by W.M. Starlight Investments, LLC (Mr. Wiederhorn's spouse is the manager and majority owner of this limited liability company); and (f) 188,917 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. Includes a total of 1,417,954 shares of Common Stock owned by the other Reporting Persons. While Andrew Wiederhorn may be deemed to share voting and dispositive power with respect to the shares of Common Stock owned by Tiffany Wiederhorn, TTMM, L.P., W.M. Starlight Investments, LLC and may be deemed to be the beneficial owner of all such shares, Mr. Wiederhorn disclaims beneficial ownership of such shares. While the shares owned by Mr. Wiederhorn's minor children are held in custody for the benefit of such children pursuant to arrangements that do not give Mr. Wiederhorn any dispositive or voting power over such shares, Mr. Wiederhorn may be deemed to share voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Mr. Wiederhorn also disclaims beneficial ownership of such shares. Excludes 2,500 unallocated shares of Common Stock held by the Fog Cutter Long Term Vesting Trust (the "Trust"). Although Mr. Wiederhorn acts as a Trustee for the Trust, he does not have any beneficial ownership or voting rights with respect to the shares of Common Stock in the Trust. Of the 1,997,016 shares, Andrew Wiederhorn shares power to vote or to direct the vote of all of such shares and shares power to dispose or to direct the disposition of all of such shares.

(3) Consists of: (a) 474,536 shares held by Tiffany Weiderhorn (b) 1,500 shares held by the Andrew and Tiffany Wiederhorn Revocable Trust; (c) 368,645 shares held by Andrew Wiederhorn (Ms. Wiederhorn's spouse); (d) 929,592 shares held by TTMM, L.P.; (e) 13,826 shares of Common Stock owned by W.M. Starlight Investments, LLC (Ms. Wiederhorn is the manager and majority owner of this limited liability company); and (f) 188,917 shares of Common Stock owned by Andrew and Tiffany Wiederhorn's minor children. Includes a total of 1,312,063 shares of Common Stock owned by other Reporting Persons. While Ms. Wiederhorn shares voting and dispositive power with respect to the shares of Common Stock owned by TTMM, L.P. and may be deemed to be the beneficial owner of such shares and the shares held by Andrew Wiederhorn, Ms. Wiederhorn disclaims beneficial ownership of all of such shares of Common Stock. While the shares owned by Ms. Wiederhorn's minor children are held in custody for the benefit of such children pursuant to arrangements that do not give Ms. Wiederhorn any dispositive or voting power over such shares, Ms. Wiederhorn may be deemed to share voting and/or dispositive power with respect to such shares of Common Stock and may be deemed to be the beneficial owner of such shares. Ms. Wiederhorn also disclaims beneficial ownership of such shares. Of the 1,997,016 shares, Tiffany Wiederhorn shared power to vote or to direct the vote of all of such shares and shared power to dispose or to direct the disposition of all of such shares.

         On April 21, 2006, the Tiffany A. Wiederhorn Grantor Retained Annuity Trust II, of which Tiffany Wiederhorn is the grantor, trustee and beneficiary, transferred 23,739 shares of Common Stock to Tiffany Wiederhorn without consideration.

         On April 28, 2006, TTMM, L.P. sold 35,000 shares of Common Stock to the Fog Cutter Long Term Vesting Trust at a price of $3.25 per share.

         On September 15, 2006, the Andrew and Tiffany Wiederhorn Revocable Trust purchased 1,000 shares of Common Stock in the open market at price of $1.40 per share.

         On September 18, 2006, the Andrew and Tiffany Wiederhorn Revocable Trust purchased 500 shares of Common Stock in the open market at price of $1.46 per share.

         On October 11, 2006, the Tiffany A. Wiederhorn Grantor Retained Annuity Trust II, of which Tiffany Wiederhorn is the grantor, trustee and beneficiary, transferred 128,494 shares of Common Stock to Tiffany Wiederhorn without consideration.

         On January 12, 2007, the Tiffany A. Wiederhorn Grantor Retained Annuity Trust II, of which Tiffany Wiederhorn is the grantor, trustee and beneficiary, transferred 70,594 shares of Common Stock to Tiffany Wiederhorn without consideration.

         On March 1, 2007, Andrew Wiederhorn acquired 368,645 of Common Stock pursuant to a distribution from the Fog Cutter Long Term Vesting Trust as a beneficiary of such trust. No consideration was paid for such acquisition.

ITEM 6. CONTRACTS, ARRANGEMENTS, UNDERSTANDINGS OR RELATIONSHIPS WITH RESPECT TO SECURITIES OF THE ISSUER.

         The responses to Item 6 contained in the Reporting Persons' initial filing on this Schedule 13D and all prior amendments thereto are incorporated herein by this reference.

         The description of the agreements in Item 4 of this Schedule 13D, and prior amendments to this Schedule 13D, are incorporated herein by reference.

         As previously reported on Amendment #14, on February 27, 2006, Andrew Wiederhorn entered into a letter agreement with Clarence B. Coleman, as Trustee of the C.B. Coleman and Joan F. Coleman Revocable Trust (the "Coleman Trust"), pursuant to which Mr. Wiederhorn granted the Coleman Trust a put option to require Mr. Wiederhorn to purchase 100,000 shares of Common Stock at a price of $5.90 per share. On the same date, Andrew Wiederhorn entered into a letter agreement with Clarence & Joan Coleman Charitable Foundation (the "Coleman Foundation"), pursuant to which Mr. Wiederhorn granted the Coleman Foundation a put option to require Mr. Wiederhorn to purchase 323,189 shares of Common Stock at a price of $5.40 per share. These put options were exercisable by the Coleman Trust and the Coleman Foundation during the period from April 1, 2006 through November 30, 2006, with the closing date of the purchase to be no later than March 31, 2007. The Coleman Trust and the Coleman Foundation have exercised the put option, and the parties have been in discussions regarding the closing of the purchase. On March 30, 2007, Andrew Wiederhorn entered into an agreement with the Coleman Trust and the Coleman Foundation, pursuant to which the parties agreed that Mr. Wiederhorn's purchase of the shares in accordance with the terms of put options would occur on or before June 30, 2007.

         As previously reported on this Schedule 13D, Andrew Wiederhorn has entered into a Assignment and Voting Agreement (the "Assignment and Voting Agreement") with Tiffany Wiederhorn, TTMM, L.P. and WM Starlight Investments, LLC (collectively, the "Tiffany Wiederhorn Entities"), pursuant to which the Tiffany Wiederhorn Entities agreed to vote their Common Stock in the manner specified by Andrew Wiederhorn during the term of the Assignment and Voting Agreement, and which was previously amended and restated On May 13, 2004. On April 6, 2007, the Assignment and Voting Agreement was amended and restated to reflect the current share holdings of each of the Tiffany Wiederhorn Entites. A copy of the Amended and Restated Assignment and Voting Agreement is attached to this Amendment as Exhibit 1.

ITEM 7.  MATERIAL TO BE FILED AS EXHIBITS.

EXHIBIT
  NO.    DESCRIPTION
-------  -----------------------------------------------------------------------
1.       Amended and Restated Assignment and Voting Agreement

                                   SIGNATURES

         After reasonable inquiry and to the best of knowledge and belief of each person or entity set forth below, each such person or entity certifies that the information set forth in this Statement is true, complete and correct.


April 9, 2007                        /S/ ANDREW A. WIEDERHORN
                                     ------------------------------------------
                                     Andrew A. Wiederhorn


April 9, 2007                        /S/ TIFFANY WEIDERHORN
                                     ------------------------------------------
                                     Tiffany Wiederhorn


April 9, 2007                        TTMM, L.P.

                                     By: IVY CAPITAL PARTNERS,
                                         L.P., its general partner

                                     By: WIEDERHORN FAMILY LIMITED PARTNERSHIP,
                                         its general partner

                                     By: /S/ TIFFANY WEIDERHORN
                                         --------------------------------------
                                         Tiffany Wiederhorn, its general
                                         partner


April 9, 2007                        WM STARLIGHT INVESTMENTS, LLC

                                     By: /S/ TIFFANY WEIDERHORN
                                         --------------------------------------
                                         Tiffany Wiederhorn, its
                                         Managing member

                                   SCHEDULE A

                         ADDRESSES OF REPORTING PERSONS

Andrew Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, OR 97201

Tiffany Wiederhorn
c/o Fog Cutter Capital Group Inc.
1410 SW Jefferson St.
Portland, OR 97201

TTMM, L.P.
1410 SW Jefferson St.
Portland, OR 97201

WM Starlight Investments, LLC
1410 SW Jefferson St.
Portland, OR 97201


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


                                                                       EXHIBIT 1

                              AMENDED AND RESTATED
                         ASSIGNMENT AND VOTING AGREEMENT

         THIS AMENDED AND RESTATED ASSIGNMENT AND VOTING AGREEMENT (this "AGREEMENT") is entered into as of April 6, 2007, by and among TTMM, L.P. ("TTMM"), Tiffany Wiederhorn and WM Starlight Investments, LLC (each, a "STOCKHOLDER"), each of whom is a stockholder of Fog Cutter Capital Group Inc., a Maryland corporation (the "COMPANY"), and Andrew A. Wiederhorn, an individual and a stockholder of the Company ("WIEDERHORN").

         WHEREAS, the Stockholder and Wiederhorn are parties to the certain Amended and Restated Assignment and Voting Agreement dated as of February 20, 2002, as amended and restated as of March 4, 2002, and as further amended and restated on May 13, 2004 (as amended, the "PRIOR AGREEMENT");

         WHEREAS, Stockholders are the owners of the shares of common stock, par value $.0001 per share ("COMPANY COMMON STOCK"), of the Company set forth on
SCHEDULE 1 hereto (collectively, the "SUBJECT SHARES"); and

         WHEREAS, Wiederhorn and the Stockholders desire to enter into this Agreement to amend and restate the Prior Agreement in accordance with the terms and conditions set forth in this Agreement.

         NOW, THEREFORE, in consideration of the foregoing and the respective representations, warranties, covenants and agreements set forth herein, and intending to be legally bound hereby, Stockholders and Wiederhorn agree as follows:

1.       CONSENT  TO  TRANSFERS  OF  SUBJECT  SHARES;  ACKNOWLEDGEMENT  OF PRIOR
TRANSACTIONS.

         1.1 Pursuant to the Prior Agreement, Wiederhorn assigned to TTMM the right to receive, and delegated to TTMM the obligation to pay for, certain shares of Company Common Stock that Wiederhorn was to purchase pursuant to those certain Put/Call Option and Voting Agreements (the "OPTION SHARES"), dated as of October 16, 2001, as amended, by and between Wiederhorn and each of Boston Provident Partners, L.P., Watchung Road Associates, L.P. and Cobalt Capital Management, Inc. The parties hereby acknowledge that the closing of the purchase of the Option Shares occurred on or about February 21, 2002, and that such Option Shares constitute Subject Shares hereunder.

         1.2 Grantor hereby consents to any and all Transfers of the Subject Shares by the Stockholders which have occurred prior to the date hereof. The parties agree that SCHEDULE 1 hereto sets forth all Company Common Stock held by the Stockholders as of the date of this Agreement, and that all such Company Common Stock set forth on SCHEDULE 1 constitute Subject Shares under this Agreement.

2.       VOTING OF SUBJECT SHARES; GOVERNMENT FILINGS.

         2.1      Each Stockholder agrees, during the term of this Agreement:


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


                  2.1.1 to vote its Subject Shares on all matters as to which such Stockholder is entitled to vote at any meeting of the stockholders of the Company, including, without limitation, with respect to the election of directors, in the manner specified in writing by Wiederhorn (which notice shall be delivered on or prior to the date on which such votes, consents or dissents are to be cast), which vote shall be determined in Wiederhorn's absolute, sole and binding discretion; and

                  2.1.2 to express consent or dissent to corporate action in writing, without a meeting, on all of its Subject Shares in the manner specified in writing by Wiederhorn (which notice shall be delivered on or prior to the date on which such votes, consents or dissents are to be cast), which action shall be determined in Wiederhorn's absolute, sole and binding discretion.

         2.2 Except as may be approved in writing by Wiederhorn, each Stockholder agrees to refrain from (a) voting at any annual or special meeting of the stockholders of the Company, (b) executing any written consent in lieu of a meeting of the stockholders of the Company, (c) exercising any rights of dissent with respect to such Stockholder's Subject Shares, (d) granting any proxy or authorization to any Person (other than Wiederhorn) with respect to the voting of such Stockholder's Subject Shares, and (e) taking any action contrary to or in any manner inconsistent with the terms of this Agreement.

         2.3 Each Stockholder represents that any proxies given prior to this Agreement regarding any Company Common Stock held by such Stockholder are revocable, and Stockholder covenants to revoke any such proxies.

         2.4 Wiederhorn and the Stockholders shall cooperate in making all required filings (and amendments thereto) with the Securities and Exchange Commission and other governmental authorities as a result of this Agreement that are to be filed by or with respect to both Wiederhorn and one or more of the Stockholders, including but not limited to any filing required by Section 13(d) of the Securities Exchange Act of 1934, as amended, and the rules or regulations promulgated thereunder (any "SECTION 13 FILING"). Wiederhorn shall prepare at its own expense a draft of any Section 13 Filing listing Wiederhorn and one or more of the Stockholders, shall provide such draft to the relevant Stockholders with a reasonable opportunity to review and comment and shall include therein any information reasonably requested to be included therein by a signatory Stockholder in the form provided. Wiederhorn shall not make any Section 13 Filing until any signatory Stockholder approves of the information concerning such Stockholder contained therein, unless and until required to meet applicable filing deadlines. Wiederhorn shall pay any filing fee with respect to such
Section 13 Filings. Each party hereto shall bear their own costs, including fees and expenses of counsel, with respect to all filings. Notwithstanding anything in this SECTION 2.4, Wiederhorn shall be solely responsible for preparing and filing amendments to any Section 13 Filing dated before the date hereof and naming Wiederhorn, and no Stockholder, as a reporting person.

3. REPRESENTATIONS AND WARRANTIES OF STOCKHOLDERS. Each Stockholder, hereby represents and warrants, severally and not jointly, to Wiederhorn as follows:

         3.1 OWNERSHIP. Such Stockholder beneficially owns, or in the case of the Option Shares, will own, the shares of Company Common Stock set forth opposite such


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


Stockholder's name on SCHEDULE 1 hereto, with no contractual restrictions on such Stockholder's voting rights or rights of disposition pertaining thereto. Such Subject Shares constitute all shares of Company Common Stock beneficially owned by such Stockholder.

         3.2 DUE AUTHORIZATION. Such Stockholder has all necessary power and authority (or, if an individual, capacity) to execute and deliver this Agreement and to consummate the transactions contemplated hereby. Assuming this Agreement has been duly and validly authorized, executed and delivered by Wiederhorn, and assuming that this Agreement constitutes a valid and binding agreement of Wiederhorn, this Agreement constitutes a valid and binding agreement of such Stockholder, enforceable in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

         3.3      NO  CONFLICTS.  Neither  the  execution  and  delivery of this
Agreement, nor the consummation by any Stockholder of the transactions contemplated hereby, will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which such Stockholder is a party or by which such Stockholder is bound.

4.       REPRESENTATIONS   AND  WARRANTIES  OF  WIEDERHORN.   Wiederhorn  hereby
represents, warrants and covenants to each Stockholder as follows:

         4.1 DUE AUTHORIZATION. Wiederhorn has the requisite capacity to enter into and perform this Agreement. Assuming this Agreement has been duly and validly authorized, executed and delivered by each Stockholder, and assuming that this Agreement constitutes a valid and binding agreement of each Stockholder, this Agreement constitutes a valid and binding agreement of Wiederhorn, enforceable against Wiederhorn in accordance with its terms, except as enforceability may be limited by bankruptcy, insolvency, moratorium or other similar laws affecting creditors' rights generally or by the principles governing the availability of equitable remedies.

         4.2 NO CONFLICTS. Neither the execution and delivery of this Agreement, nor the consummation by Wiederhorn of the transactions contemplated hereby, will conflict with or constitute a violation of or default under any contract, commitment, agreement, arrangement or restriction of any kind to which Wiederhorn is a party or by which Wiederhorn is bound.

5. ADJUSTMENT UPON CHANGES IN CAPITALIZATION; ETC. In the event of any change in the outstanding shares of Company Common Stock by reason of a stock dividend, stock split, split-up, recapitalization, combination, exchange of shares or similar transaction, the type and number of Subject Shares shall be adjusted appropriately.

6. TERMINATION. This Agreement, and all rights and obligations of the parties hereunder (excluding any obligations of the parties under the Notes), shall terminate immediately upon the earliest to occur of (i) the fifth anniversary of the date of this Agreement, or (ii) any date on which both (x) Wiederhorn is no longer Chairman of the Board of the Company and (y) Wiederhorn's employment with the Company has been terminated by the Company.

7.       TRANSFER OF SHARES.

         7.1 Prior to the termination of this Agreement, except as otherwise provided herein, no Stockholder shall: (i) transfer, sell, gift-over, pledge or otherwise dispose of, or consent to any of the foregoing ("TRANSFER"), any or all of the Subject Shares or any interest therein unless Stockholder obtains, prior to such transfer, and delivers to Wiederhorn the written consent of the transferee to be bound by this Agreement with respect to any and all transferred Subject Shares; (ii) enter into any contract, option or other agreement or understanding with respect to any Transfer other than a Transfer permitted pursuant to clause (i) above; (iii) grant any proxy, power-of-attorney or other authorization or consent with respect to any of the Subject Shares;
(iv) deposit any of the Subject Shares into a voting trust, or enter into a voting agreement or arrangement with respect to any of the Subject Shares; or
(v) take any other action that would in any way restrict, limit or interfere with the performance of such Stockholder's obligations hereunder or the transactions contemplated hereby.

         7.2 Each Stockholder agrees to cause to be placed on any and all certificates evidencing such Stockholder's Subject Shares the following legend:

         THE SHARES OF COMMON STOCK REPRESENTED BY THIS CERTIFICATE ARE SUBJECT TO A VOTING AGREEMENT, AND CERTAIN RESTRICTIONS ON TRANSFER, PURSUANT TO THAT AMENDED AND RESTATED ASSIGNMENT AND VOTING AGREEMENT BY AND AMONG ANDREW A. WIEDERHORN, TTMM, L.P., TIFFANY WIEDERHORN AND WM STARLIGHT INVESTMENTS, LLC.

8. NO SOLICATION. No Stockholder shall, nor shall it permit any of its subsidiaries or any of its affiliates to, nor shall it authorize or permit any agent, officer, director or employee of, or any investment banker, attorney or other advisor or representative of, any Stockholder or any of their subsidiaries or any of such Stockholder's affiliates to, directly or indirectly, solicit, initiate, or encourage any inquiries or proposals from, discuss or negotiate with, or provide any non-public information to, any Person (other than Wiederhorn) relating to any transaction involving the sale of any of the assets of the Company, or any of the capital stock of the Company, or any merger, consolidation, business combination, or similar transaction involving the Company or any of its subsidiaries.

9.       MISCELLANEOUS.

         9.1 STOCKHOLDER CAPACITY. None of the parties to this Agreement shall be deemed to have made any agreement or understanding in his or her capacity as a director or officer of the Company and no action taken by any of the parties in his or her capacity as a director or officer of the Company shall be deemed a breach of this Agreement. Each of the parties executes this Agreement solely in his or her capacity as the beneficial owner, where applicable, of Company Common Stock.

         9.2 EXPENSES. Except as otherwise expressly provided herein, each of the parties hereto shall bear and pay all costs and expenses incurred by it or on its behalf in


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


connection with the transactions contemplated hereunder, including fees and expenses of its own financial consultants, investment bankers, accountants and counsel.

         9.3 WAIVER AND AMENDMENT. Any provision of this Agreement may be waived at any time by the party that is entitled to the benefits of such provision. This Agreement may not be modified, amended, altered or supplemented except upon the execution and delivery of a written agreement executed by Wiederhorn and the Stockholders.

         9.4 ENTIRE AGREEMENT; NO THIRD-PARTY BENEFICIARY; SEVERABILITY. This Agreement (i) constitutes the entire agreement and supersedes all prior agreements and understandings, both written and oral, among the parties with respect to the subject matter hereof and (ii) is not intended to confer upon any Person other than the parties hereto any rights or remedies hereunder. If any term or provision of this Agreement is held by a court of competent jurisdiction or a federal or state regulatory agency to be invalid, void or unenforceable, the remainder of the terms or provisions of this Agreement shall remain in full force and effect and shall in no way be affected, impaired or invalidated.

         9.5 GOVERNING LAW. This Agreement shall be governed by and construed in accordance with laws of the State of Maryland.

         9.6 HEADINGS. The headings contained in this Agreement are for reference purposes only and shall not affect in any way the meaning or interpretation of this Agreement.

         9.7 NOTICES. All notices and other communications hereunder shall be in writing and shall be deemed given if delivered personally, telecopies (with confirmation) or mailed by registered or certified mail (return receipt requested) to the parties at the following addresses (or at such other address for a party as shall be specified by like notice):

         If to a Stockholder to:

         The address set forth under such Stockholder's name on Schedule 1 hereto.

         If to Wiederhorn, to:

         Andrew A. Wiederhorn
         c/o Fog Cutter Capital Group Inc.
         1410 S.W. Jefferson Street
         Portland, Oregon 97201
         Telecopier no.:  (503) 553-7401

         with a copy to:

         V. Joseph Stubbs, Esq.
         Stubbs Alderton & Markiles, LLP
         15260 Ventura Blvd., Suite 525
         Sherman Oaks, California 91403
         Telecopier no.: (818) 444-4520


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


         9.8 COUNTERPARTS. This Agreement may be executed in two or more counterparts, each of which shall be deemed to be an original, but all of which shall constitute one and the same agreement.

         9.9 ASSIGNMENT; DELEGATION. Neither this Agreement nor any of the rights, interests or obligations hereunder shall be assigned by any of the parties hereto (whether by operation of law or otherwise) without the prior written consent of the other parties except that the rights of Wiederhorn under this agreement may be assigned to the spouse or lineal descendants of Wiederhorn, to any trust for the benefit of Wiederhorn or the benefit of the spouse and/or lineal descendants of Wiederhorn, to any corporation, partnership, limited liability company or other entity in which Wiederhorn, the spouse and/or the lineal descendants of Wiederhorn are the direct and beneficial owners of all of the equity interests for estate planning purposes (provided that Wiederhorn, spouse and/or descendants agree in writing to remain the beneficial owners of all such interests), or to the personal representative of Wiederhorn upon Wiederhorn's death for purposes of administration of Wiederhorn's estate or upon such Wiederhorn's incompetency for purposes of the protection and management of the assets of Wiederhorn; provided that any such assignee shall, prior to such transfer, consent in a writing delivered to the Stockholder to be bound by this Agreement. This Agreement shall be binding upon, inure to the benefit of and be enforceable by the parties hereto and their respective permitted successors, assigns, heirs, executors, administrators and other legal representatives.

         9.10 FURTHER ASSURANCES. Each Stockholder and Wiederhorn shall execute and deliver all other documents and instruments and take all other action that may be reasonably necessary in connection with the matters provided for hereby.

         9.11 SPECIFIC PERFORMANCE. The parties acknowledge that it would be impossible to fix money damages for violations of this Agreement and that such violations will cause irreparable injury for which adequate remedy at law is not available and, therefore, this Agreement must be enforced by specific performance or injunctive relief. The parties hereto agree that any party may, in its sole discretion, apply to any court of competent jurisdiction for specific performance or injunctive or such other relief as such court may deem just and proper in order to enforce this Agreement or prevent any violation hereof and, to the extent permitted by applicable law, each party waives any objection or defense to the imposition of such relief. Nothing herein shall be construed to prohibit any party from bringing any action for damages in addition to an action for specific performance or an injunction for a breach of this Agreement.

         9.12     SURVIVAL.  The  representations,   warranties,  covenants  and
agreements in this Agreement (other than the obligations of the parties under the Notes) shall terminate upon termination of this Agreement.

         9.13 TERMINATION OF PRIOR AGREEMENT. The parties hereto agree that the Prior Agreement is null and void and superseded in all respects by this Agreement.

         9.14 DRAFTING. Each of the parties acknowledges that it has been represented, or has had the opportunity to be represented, by independent counsel of such party's choice throughout all negotiations that have preceded the execution of this Agreement and that, to the extent applicable to such party, has executed the same with consent and upon the advice of said independent counsel. Each party and its counsel, as applicable, cooperated in the drafting and preparation of this Agreement, and any and all drafts relating thereto shall be deemed the work product of the parties and may not be construed against any party by reason of its preparation. Accordingly, any rule of law or any legal decision that would require interpretation of any ambiguities in this Agreement against the party that drafted it is of no application and is hereby expressly waived. The provisions of this Agreement shall be interpreted in a reasonable manner to effect the intentions of the parties and this Agreement.


                            [SIGNATURE PAGE FOLLOWS.]


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


         IN WITNESS WHEREOF, Stockholders and Wiederhorn have executed this Assignment and Voting Agreement all as of the day and year first written above.


                                       WIEDERHORN:

                                       /S/ ANDREW A. WIEDERHORN
                                       -----------------------------------------
                                       Andrew A. Wiederhorn


                                       STOCKHOLDERS:

                                       /S/ TIFFANY WEIDERHORN
                                       -----------------------------------------
                                       Tiffany Wiederhorn


                                       TTMM, L.P.

                                       By: Ivy Capital Partners, L.P.
                                       its General Partner

                                       By: Wiederhorn Family Limited Partnership
                                       its general partner


                                       /S/ TIFFANY WEIDERHORN
                                       -----------------------------------------
                                       Name:  Tiffany Wiederhorn
                                       Title: Managing Member


                                       WM Starlight Investments, LLC

                                       /S/ TIFFANY WEIDERHORN
                                       -----------------------------------------
                                       Name:  Tiffany Wiederhorn
                                       Title: Managing Member

                                   SCHEDULE 1

                                  STOCKHOLDERS

             ----------------------------------- -------------------
             STOCKHOLDER                           SUBJECT SHARES
             ----------------------------------- -------------------
             TTMM, L.P.                                     929,592
             1410 S.W. Jefferson Street
             Portland, Oregon 97201
             Telecopier no.: (503) 553-7401

             ----------------------------------- -------------------
             Tiffany Wiederhorn                             474,536
             1410 S.W. Jefferson Street
             Portland, Oregon 97201
             Telecopier no.: (503) 553-7401

             ----------------------------------- -------------------
             WM Starlight Investments,                       13,826
             LLC
             1410 S.W. Jefferson Street
             Portland, Oregon 97201
             Telecopier no.: (503) 553-7401
             ----------------------------------- -------------------


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